                                                                    Exhibit 12.1


                        U.S. RESTAURANT PROPERTIES, INC.
   RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                 (IN THOUSANDS)


                                                                 YEARS ENDED DECEMBER 31,
                                             -------------------------------------------------------------
                                              1994          1995         1996         1997          1998
                                             --------     --------     --------     --------      --------
Net income (loss)                            $  4,933     $  5,223     $  7,473     $ (9,393)     $  5,917

Fixed Charges:
     Interest Expense                              90          262        2,558        9,599        16,011
     Capitalized Interest                        --           --           --           --             493
     Amortization of Debt Issue Costs            --              1          162          385           666
     Preferred Stock Dividend Requirements       --           --           --            868         7,102
     Rent Exp. Portion Representing Interest     --              1            5           27            12
                                             --------     --------     --------     --------      --------
         Total Fixed Charges                       90          264        2,725       10,879        24,284

Less Preferred Stock Dividend Requirements       --           --           --            868         7,102

                                             ========     ========     ========     ========      ========
Earnings                                     $  5,023     $  5,487     $ 10,198     $    618      $ 23,099
                                             ========     ========     ========     ========      ========

         Ratio of Earnings to Fixed Charges     55.81x       20.78x        3.74x         N/A(1)      1.34x(2)
         Ratio of Earnings to Combined
           Fixed Charges and preferred
           stock dividends                      55.81x       20.78x        3.74x         N/A(1)       N/A(2)

                                                           THREE MONTHS ENDED MARCH 31,
                                                                1999        1998
                                                                ----        ----
Net income (loss)                                             $ 2,510     $ 4,404

Fixed Charges:
    Interest Expense                                            6,739       3,261
    Capitalized Interest                                          305          --
    Preferred Stock Dividend Requirements                       1,776       1,776
                                                             --------    --------
Total Fixed Charges and Preferred Stock
    Dividends                                                   8,820       7,665

Less Preferred Stock Dividend Requirements                      1,776       1,776


                                                             ========    ========
Earnings                                                        9,554       7,665
                                                             ========    ========

Ratio of Earnings to Fixed Charges                              1.36x(3)    2.35x
Ratio of Earnings to Combined Fixed Charges
    and preferred stock dividends                               1.08x(3)    1.52x


(1) For 1997, we had total fixed charges of $10,011 and total fixed charges and preferred stock dividends of $10,879 compared to earnings of $618. This resulted in a shortfall of earnings over fixed charges of $9,393, and a shortfall of earnings over combined fixed charges and preferred stock dividends of $10,261. During 1997, we recorded a non-cash, unusual charge of $19,220 related to the termination of the management contract between our predecessor and the managing general partner of our predecessor. Excluding the effects of this unusual charge, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.98x and 1.82x, respectively for 1997.

(2) For 1998, we had total combined fixed charges and preferred stock dividends of $24,284 compared to earnings of $23,099. This resulted in a shortfall of earnings over combined fixed charges and preferred stock dividends of $1,185. During 1998, we recorded a non-cash, unusual charge of $12,047 related to 495,509 OP units accrued according to the 1997 termination of the management contract. Excluding the effects of this unusual charge, the ratio of earnings to fixed charges and preferred stock dividends would have been 1.45x for 1998.

(3) During the three months ended March 31, 1999, the Company recorded a non-cash, unusual charge of $2,550 relating to contingent OP units accrued according to the 1997 termination of the management contract. Excluding the effects of this unusual charge, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock would have been 1.72x and 1.37x, respectively, for the three months ended March 31, 1999.